# SEC Schedule 13D/A (Amendment No. 9) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Adicet Bio, Inc., CIK 0001720580
CUSIP: 007002108
Title of class of securities: Common Stock, par value $0.0001
Address of issuer's principal executive offices: 131 Dartmouth Street, 3rd Floor, Boston, Massachusetts (MA), 02116
Date of event which requires filing of this statement: 04/08/2026
Amends the filing with accession number 0000947871-18-000091
Filed by CIK 0001055951
Persons authorized to receive notices and communications: OrbiMed Advisors LLC, 601 Lexington Avenue, 54th Floor, New York, New York (NY), 10022, (212) 739-6400; OrbiMed Advisors Israel II Ltd, 601 Lexington Avenue, 54th Floor, New York, New York (NY), 10022, (212) 739-6400; OrbiMed Israel GP II, L.P., 601 Lexington Avenue, 54th Floor, New York, New York (NY), 10022, (212) 739-6400; OrbiMed Israel GP Ltd., 601 Lexington Avenue, 54th Floor, New York, New York (NY), 10022, (212) 739-6400; OrbiMed Israel BioFund GP Limi, 601 Lexington Avenue, 54th Floor, New York, New York (NY), 10022, (212) 739-6400; OrbiMed Capital GP V LLC, 601 Lexington Avenue, 54th Floor, New York, New York (NY), 10022, (212) 739-6400; OrbiMed Capital GP VI LLC, 601 Lexington Avenue, 54th Floor, New York, New York (NY), 10022, (212) 739-6400; OrbiMed Genesis GP LLC, 601 Lexington Avenue, 54th Floor, New York, New York (NY), 10022, (212) 739-6400

## Reporting persons
- ORBIMED ADVISORS LLC (CIK 0001055951): type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 844,787; sole dispositive power 0; shared dispositive power 844,787; aggregate amount beneficially owned 844,787 (8.8% of the class)
- ORBIMED CAPITAL GP VI LLC (CIK 0001682115): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 280,640; sole dispositive power 0; shared dispositive power 280,640; aggregate amount beneficially owned 280,640 (2.9% of the class)
- ORBIMED CAPITAL GP V LLC (CIK 0001615374): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 564,147; sole dispositive power 0; shared dispositive power 564,147; aggregate amount beneficially owned 564,147 (5.9% of the class)
- OrbiMed Genesis GP LLC (CIK 0001808744): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- ORBIMED ADVISORS ISRAEL II LTD (CIK 0001682093): type of reporting person: corporation (CO); citizenship or place of organization: Israel (L3); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- ORBIMED ISRAEL GP II, L.P. (CIK 0001682090): type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- ORBIMED ISRAEL GP LTD. (CIK 0001569590): type of reporting person: corporation (CO); citizenship or place of organization: Israel (L3); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- ORBIMED ISRAEL BIOFUND GP LIMITED PARTNERSHIP (CIK 0001569821): type of reporting person: partnership (PN); citizenship or place of organization: Israel (L3); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.0001
Name of issuer: Adicet Bio, Inc.
Address of issuer's principal executive offices: 131 Dartmouth Street, 3rd Floor, Boston, Massachusetts (MA), 02116
Comment: This Amendment No. 9 ("Amendment No. 9") to Schedule 13D supplements and amends the Statement on Schedule 13D of OrbiMed Advisors LLC ("Advisors"), OrbiMed Capital GP V LLC ("GP V"), OrbiMed Capital GP VI LLC ("GP VI"), OrbiMed Genesis GP LLC ("Genesis GP"), OrbiMed Israel BioFund GP Limited Partnership ("BioFund"), OrbiMed Israel GP Ltd. ("Israel GP Ltd."), OrbiMed Israel GP II, L.P. ("Israel GP II"), and OrbiMed Advisors Israel II Limited ("Israel II Limited") (collectively, the "Reporting Persons") originally filed with the Securities and Exchange Commission (the "SEC") on January 30, 2018, as amended by Amendment No. 1 filed with the SEC on March 25, 2019, Amendment No. 2 filed with the SEC on September 18, 2020, Amendment No. 3 filed with the SEC on February 19, 2021, Amendment No. 4 filed with the SEC on December 14, 2021, Amendment No. 5 filed with the SEC on June 29, 2023, Amendment No. 6 filed with the SEC on January 29, 2024, Amendment No. 7 filed with the SEC on March 21, 2024, and Amendment No. 8 filed with the SEC on October 10, 2025. This Amendment No. 9 is being filed to report that, as a result of the transactions described in Item 5(c) below, the beneficial ownership of the outstanding Shares that the Reporting Persons may be deemed to beneficially own decreased by more than 1%.

## Item 2. Identity and Background
Name of person filing:
Advisors is a limited liability company organized under the laws of Delaware and a registered investment adviser under the Investment Advisers Act of 1940, as amended.
GP V is a limited liability company organized under the laws of Delaware.
GP VI is a limited liability company organized under the laws of Delaware.
Genesis GP is a limited liability company organized under the laws of Delaware.
BioFund is a limited partnership organized under the laws of State of Israel.
Israel GP Ltd. is a corporation organized under the laws of State of Israel.
Israel GP II is a limited partnership organized under the laws of the Cayman Islands.
Israel II Limited is a corporation organized under the laws of the Cayman Islands.
Carl L. Gordon, a United States citizen.
Sven H. Borho, a German and Swedish citizen.
W. Carter Neild, a United States citizen.
Geoffrey C. Hsu, a United States citizen.
C. Scotland Stevens, a United States citizen.
David P. Bonita, a United States citizen.
Peter A. Thompson, a United States citizen.
Matthew S. Rizzo, a United States citizen.
Mona Ashiya, a United States citizen.
Trey Block, a United States citizen.
Residence or business address: 601 Lexington Avenue, 54th Floor, New York, New York 10022.
Present principal occupation or employment:
Advisors is the managing member or general partner of certain entities as more particularly described in Item 6 below.
GP V is the general partner of a limited partnership as more particularly described in Item 6 below.
GP VI is the general partner of a limited partnership as more particularly described in Item 6 below.
Genesis GP is the general partner of a limited partnership as more particularly described in Item 6 below.
BioFund is the general partner of a limited partnership as more particularly described in Item 6 below.
Israel GP Ltd. is the general partner of BioFund.
Israel GP II is the general partner of a limited partnership as more particularly described in Item 6 below.
Israel II Limited is the general partner of Israel GP II.
Gordon is a member of OrbiMed Advisors, a member of the management and investment committees of certain entities as more particularly described in Item 5 below.
Chimovits is a member of the investment committees of certain entities as more particularly described in Item 5 below.
Sven H. Borho is a member of OrbiMed Advisors.
W. Carter Neild is a member of OrbiMed Advisors.
Geoffrey C. Hsu is a member of OrbiMed Advisors.
C. Scotland Stevens is a member of OrbiMed Advisors.
David P. Bonita is a member of OrbiMed Advisors.
Peter A. Thompson is a member of OrbiMed Advisors.
Matthew S. Rizzo is a member of OrbiMed Advisors.
Mona Ashiya is a member of OrbiMed Advisors.
Trey Block is the Chief Financial Officer of OrbiMed Advisors.
Criminal convictions in the last five years: Not applicable.
Civil proceedings (securities laws) in the last five years: Not applicable.
Citizenship: Item 2(a) is incorporated herein by reference.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: Not applicable.

## Item 4. Purpose of Transaction
Purpose of transaction:
The Reporting Persons from time to time intend to review their investment in the Issuer on the basis of various factors, including the Issuer's business, financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for the Issuer's Shares in particular, as well as other developments and other investment opportunities. Based upon such review, the Reporting Persons will take such actions in the future as the Reporting Persons may deem appropriate in light of the circumstances existing from time to time. If the Reporting Persons believe that further investment in the Issuer is attractive, whether because of the market price of Shares or otherwise, they may acquire Shares or other securities of the Issuer either in the open market or in privately negotiated transactions. Similarly, depending on market and other factors, the Reporting Persons may determine to dispose of some or all of the Shares currently owned by the Reporting Persons or otherwise acquired by the Reporting Persons either in the open market or in privately negotiated transactions.

Except as set forth in this Schedule 13D, the Reporting Persons have not formulated any plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer, (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries, (c) a sale or transfer of a material amount of the assets of the Issuer or any of its subsidiaries, (d) any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board, (e) any material change in the Issuer's capitalization or dividend policy of the Issuer, (f) any other material change in the Issuer's business or corporate structure, (g) any change in the Issuer's charter or bylaws or other instrument corresponding thereto or other action which may impede the acquisition of control of the Issuer by any person, (h) causing a class of the Issuer's securities to be deregistered or delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association, (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act or (j) any action similar to any of those enumerated above.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The following disclosure is based upon 9,596,407 Shares outstanding of the Issuer as set forth in the Issuer's Annual Report on Form 10-K filed with the SEC on March 12, 2026.

As of the date of this filing, OrbiMed Private Investments V, LP ("OPI V"), a limited partnership organized under the laws of Delaware, holds 564,147 Shares, constituting approximately 5.9% of the issued and outstanding Shares. GP V is the general partner of OPI V, pursuant to the terms of the limited partnership agreement of OPI V, and Advisors is the managing member of GP V, pursuant to the terms of the limited liability company agreement of GP V. As a result, Advisors and GP V share power to direct the vote and disposition of the Shares held by OPI V and may be deemed directly or indirectly, including by reason of their mutual affiliation, to be the beneficial owners of the Shares held by OPI V. Advisors exercises this investment and voting power through a management committee comprised of Carl L. Gordon, Sven H. Borho, and W. Carter Neild, each of whom disclaims beneficial ownership of the Shares held by OPI V.

As of the date of this filing, OrbiMed Private Investments VI, LP ("OPI VI"), a limited partnership organized under the laws of Delaware, holds 280,640 Shares, constituting approximately 2.9% of the issued and outstanding Shares. GP VI is the general partner of OPI VI, pursuant to the terms of the limited partnership agreement of OPI VI, and Advisors is the managing member of GP VI, pursuant to the terms of the limited liability company agreement of GP VI. As a result, Advisors and GP VI share power to direct the vote and disposition of the Shares held by OPI VI and may be deemed directly or indirectly, including by reason of their mutual affiliation, to be the beneficial owners of the Shares held by OPI VI. Advisors exercises this investment and voting power through a management committee comprised of Carl L. Gordon, Sven H. Borho, and W. Carter Neild, each of whom disclaims beneficial ownership of the Shares held by OPI VI.

As of the date of this filing, OrbiMed Genesis Master Fund, L.P. ("Genesis"), a limited partnership organized under the laws of the Cayman Islands, holds 0 Shares, constituting approximately 0.0% of the issued and outstanding Shares. Genesis GP is the general partner of Genesis, pursuant to the terms of the limited partnership agreement of Genesis, and Advisors is the managing member of Genesis GP, pursuant to the terms of the limited liability company agreement of Genesis GP. As a result, Advisors and Genesis GP share power to direct the vote and disposition of the Shares held by Genesis and may be deemed, directly or indirectly, including by reason of their mutual affiliation, to be the beneficial owners of the Shares held by Genesis. Advisors exercises this investment and voting power through a management committee comprised of Carl L. Gordon, Sven H. Borho and W. Carter Neild, each of whom disclaims beneficial ownership of the Shares held by Genesis.

As of the date of this filing, OrbiMed Israel Partners Limited Partnership ("OIP"), a limited partnership organized under the laws of Israel, holds 0 Shares, constituting approximately 0.0% of the issued and outstanding Shares. BioFund is the general partner of OIP, pursuant to the terms of the limited partnership agreement of OIP, and Israel GP Ltd. is the general partner of BioFund, pursuant to the terms of the limited partnership agreement of BioFund. As a result, BioFund and Israel GP Ltd. share the power to direct the vote and disposition of the Shares held by OIP and may be deemed, directly or indirectly, including by reason of their mutual affiliation, to be the beneficial owners of the Shares held by OIP. Israel GP Ltd. exercises this investment power through an investment committee comprised of Carl L. Gordon and Erez Chimovits, each of whom disclaims beneficial ownership of the Shares held by OIP.

As of the date of this filing, OrbiMed Israel Partners II, L.P. ("OIP II"), a limited partnership organized under the laws of the Cayman Islands, holds 0 Shares, constituting approximately 0.0% of the issued and outstanding Shares. Israel GP II is the general partner of OIP II, pursuant to the terms of the limited partnership agreement of OIP II, and Israel II Limited is the general partner of Israel GP II, pursuant to the terms of the limited partnership agreement of Israel GP II. As a result, Israel GP II and Israel II Limited share the power to direct the vote and disposition of the Shares held by OIP II and may be deemed, directly or indirectly, including by reason of their mutual affiliation, to be the beneficial owners of the Shares held by OIP II. Israel II Limited exercises this investment power through an investment committee comprised of Carl L. Gordon, David Bonita, and Erez Chimovits, each of whom disclaims beneficial ownership of the Shares held by OIP II.
Number of shares as to which each person has sole or shared power to vote or dispose: Item 5(a) is incorporated by reference herein.
Transactions in the class effected during the past sixty days:
On April 7, 2026, OIP sold 29,319 Shares at a price of $6.53 per Share.
On April 7, 2026, OIP sold 2,400 Shares at a price of $6.38 per Share.
On April 8, 2026, OIP sold 32,523 Shares at a price of $6.29 per Share.
On April 8, 2026, OIP II sold 40,417 Shares at a price of $6.52 per Share.
On April 9, 2025, Genesis sold 78,499 Shares at a price of $6.80 per Share.

The Reporting Persons undertake, upon request by the staff of the SEC or the Issuer to provide full information regarding the number of Shares sold at each separate price.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
In addition to the relationships between the Reporting Persons described in Items 2 and 5 above, GP V is the general partner of OPI V, pursuant to the terms of the limited partnership agreement of OPI V. Pursuant to this agreement and relationship, GP V has discretionary investment management authority with respect to the assets of OPI V. Such authority includes the power to vote and otherwise dispose of securities held by OPI V. The number of outstanding Shares attributable to OPI V is 564,147 Shares. GP V, pursuant to its authority under the limited partnership agreement of OPI V, may be considered to hold indirectly 564,147 Shares.

In addition to the relationships between the Reporting Persons described in Items 2 and 5 above, GP VI is the general partner of OPI VI, pursuant to the terms of the limited partnership agreement of OPI VI. Pursuant to this agreement and relationship, GP VI has discretionary investment management authority with respect to the assets of OPI VI. Such authority includes the power to vote and otherwise dispose of securities held by OPI VI. The number of outstanding Shares attributable to OPI VI is 280,640 Shares. GP VI, pursuant to its authority under the limited partnership agreement of OPI VI, may be considered to hold indirectly 280,640 Shares.

In addition to the relationships between the Reporting Persons described in Items 2 and 5 above, Genesis GP is the general partner of Genesis, pursuant to the terms of the limited partnership agreement of Genesis. Pursuant to this agreement and relationship, Genesis GP has discretionary investment management authority with respect to the assets of Genesis. Such authority includes the power to vote and otherwise dispose of securities held by Genesis. The number of outstanding Shares attributable to Genesis is 0 Shares. Genesis GP, pursuant to its authority under the limited partnership agreement of Genesis, may be considered to hold indirectly 0 Shares.

In addition to the relationships between the Reporting Persons described in Items 2 and 5 above, Advisors is the managing member of GP V, GP VI, and Genesis GP, pursuant to the terms of the limited liability company agreements of GP V, GP VI, and Genesis GP. Pursuant to these agreements and relationships, Advisors and GP V have discretionary investment management authority with respect to the assets of OPI V, Advisors and GP VI have discretionary investment management authority with respect to the assets of OPI VI, and Advisors and Genesis GP have discretionary investment management authority with respect to the assets of Genesis. Such authority includes the power of GP V to vote and otherwise dispose of securities held by OPI V, GP VI to vote and otherwise dispose of the securities held by OPI VI, and Genesis GP to vote and otherwise dispose of the securities held by Genesis. The number of outstanding Shares attributable to OPI V is 564,147 Shares, the number of outstanding Shares attributable to OPI VI is 280,640 Shares, and the number of outstanding Shares attributable to Genesis is 0 Shares. Advisors, pursuant to its authority under the terms of the limited liability company agreements of GP V, GP VI, and Genesis GP may also be considered to hold indirectly 844,787 Shares.

In addition to the relationships between the Reporting Persons described in Items 2 and 5 above, BioFund is the general partner of OIP, pursuant to the terms of the limited partnership agreement of OIP. Israel GP Ltd. is the general partner of BioFund, pursuant to the terms of the limited partnership agreement of BioFund. Pursuant to these agreements and relationships, Israel GP Ltd. and BioFund have discretionary investment management authority with respect to the assets of OIP. Such authority includes the power of BioFund to vote and otherwise dispose of securities held by OIP. The number of outstanding Shares attributable to OIP is 0 Shares. BioFund, pursuant to its authority under the limited partnership agreement of OIP, and Israel GP Ltd., pursuant to its authority under the limited partnership agreement of BioFund, may each be considered to hold indirectly 0 Shares.

In addition to the relationships between the Reporting Persons described in Items 2 and 5 above, Israel GP II is the general partner of OIP II, pursuant to the terms of the limited partnership agreement of OIP II. Israel II Limited is the general partner of Israel GP II, pursuant to the terms of the limited partnership agreement of Israel GP II. Pursuant to these agreements and relationships, Israel II Limited and Israel GP II have discretionary investment management authority with respect to the assets of OIP II. Such authority includes the power of Israel GP II to vote and otherwise dispose of securities purchased by OIP II. The number of outstanding Shares attributable to OIP II is 0. Israel GP II, pursuant to its authority under the limited partnership agreement of OIP II, and Israel II Limited, pursuant to its authority under the limited partnership agreement of Israel GP II, may each be considered to hold indirectly 0 Shares.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit Description

1. Joint Filing Agreement between OrbiMed Advisors LLC, OrbiMed Capital GP V LLC, OrbiMed Capital GP VI LLC, OrbiMed Genesis GP LLC, OrbiMed Israel GP Ltd., OrbiMed Israel BioFund GP Limited Partnership, OrbiMed Advisors Israel II Limited, and OrbiMed Israel GP II, L.P.

## Signatures
- ORBIMED ADVISORS LLC: /s/ Carl L. Gordon, Carl L. Gordon / Member (04/10/2026)
- ORBIMED CAPITAL GP VI LLC: /s/ Carl L. Gordon, Carl L. Gordon / Member of OrbiMed Advisors LLC (04/10/2026)
- ORBIMED CAPITAL GP V LLC: /s/ Carl L. Gordon, Carl L. Gordon / Member of OrbiMed Advisors LLC (04/10/2026)
- OrbiMed Genesis GP LLC: /s/ Carl L. Gordon, Carl L. Gordon / Member of OrbiMed Advisors LLC (04/10/2026)
- ORBIMED ADVISORS ISRAEL II LTD: /s/ Carl L. Gordon, Carl L. Gordon / Director (04/10/2026)
- ORBIMED ISRAEL GP II, L.P.: /s/ Carl L. Gordon, Carl L. Gordon / Director of OrbiMed Advisors Israel II Limited (04/10/2026)
- ORBIMED ISRAEL GP LTD.: /s/ Carl L. Gordon, Carl L. Gordon / Director (04/10/2026)
- ORBIMED ISRAEL BIOFUND GP LIMITED PARTNERSHIP: /s/ Carl L. Gordon, Carl L. Gordon / Director of OrbiMed Israel GP Ltd. (04/10/2026)